Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-155811

Dated March 5, 2010

For information, contact:	Thomas V. Cholnoky
(212) 365-2292

TRANSATLANTIC HOLDINGS, INC. ANNOUNCES INTENTION TO PURCHASE UP TO 2 MILLION SHARES OF ITS COMMON STOCK IN SECONDARY OFFERING

New York, N.Y., March 5, 2010 — Transatlantic Holdings, Inc. (NYSE: TRH) today announced its intention to purchase, subject to market conditions and other events, up to 2 million shares of its common stock in a secondary public offering announced earlier today by American International Group, Inc. (“AIG”).  In that announcement, AIG advised the intention of its subsidiary, American Home Assurance Company (“AHAC”), to sell in a secondary public offering its remaining 9.2 million shares of common stock of TRH.  AHAC currently intends to commence such an offering on or prior to March 9, 2010, concurrent with TRH’s addition to the S&P MidCap 400 Index.

There can be no assurance that the offering of shares by AHAC will occur or that TRH will purchase shares in the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be a sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents, including a copy of the prospectus supplement for the offering, when available, for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Caution concerning forward-looking statements:

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks. Please refer to TRH’s Annual Report on Form 10-K for the year ended December 31, 2009 as well as its other and future filings and reports filed with or furnished to the SEC for a description of the business environment in which TRH operates and the important factors, risks and uncertainties that may affect its business and financial results. If any assumptions or opinions prove incorrect, any

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forward-looking statements made on that basis may also prove materially incorrect. TRH is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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Transatlantic Holdings, Inc. (TRH) is a leading international reinsurance organization headquartered in New York, with operations on six continents. Its subsidiaries, Transatlantic Reinsurance Company®, Trans Re Zurich Reinsurance Company Ltd and Putnam Reinsurance Company, offer reinsurance capacity on both a treaty and facultative basis — structuring programs for a full range of property and casualty products, with an emphasis on specialty risks.

Visit - www.transre.com - for additional information about TRH.